UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 25, 2021

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON FEBRUARY 25th, 2021

DATE, TIME AND PLACE: February 25th, 2021, at 10.00 a.m., by videoconference.

PRESENCE: The Board of Directors’ Meeting of the TIM S.A. (“Company”) was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Carlo Filangieri, Carlo Nardello, Elisabetta Romano, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Sabrina Di Bartolomeo and Pietro Labriola, as provided in the 2nd paragraph of Section 25, of the Company’s By-laws. Justified absence of Mr. Agostino Nuzzolo.

BOARD: Mr. Nicandro Durante – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Compensation Committee; (2) To evaluate on the proposal for the extension of the Cooperation and Support Agreement, through the execution of the 14th amendment to this agreement, to be entered into between Telecom Italia S.p.A, on the one hand, and the Company, on the other hand, and to resolve on its submission to the Shareholders’ Meeting of the Company; (3) To acknowledge on the Company’s financial strategic, and to resolve on the related financial operations; (4) To analyze the Compensation Proposal of The Company’s Administrators, the members of the Committees and the Fiscal Council, and to resolve on its submission to the Shareholders’ Meeting of the Company; (5) To analyze the proposal for the Company’s Long Term Incentive Plan, and to resolve on its submission to the Shareholders’ Meeting of the Company; (6) To analyze the management’s proposal on the election of the independent members of the Board of Directors, and to resolve on its submission to the Shareholders’ Meeting of the Company; (7) To analyze the proposal for the amendment of the Company’s Bylaws, and to resolve on its submission to the Shareholders’ Meeting of the Company; and (8) To resolve on the call notice of the Company’s Annual and Extraordinary Shareholders’ Meeting.

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

February 25th, 2021

RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

(1) Acknowledged on the activities carried out by the Compensation Committee (“CR”) at its meeting held on February 25th, 2021, as per Mr. Nicandro Durante’s report, Chairman of the CR.

(2) Acknowledged on the proposal for the extension of the Cooperation and Support Agreement (Contrato de Cooperação e Suporte), through the execution of the 14th amendment, to be entered into between Telecom Italia S.p.A, on the one hand, and the Company, on the other hand, and approved, based on the favorable evaluation of the CAE, at its meeting held on February 9th, 2021, its submission to the Extraordinary Shareholders’ Meeting, to be duly convened.

(3) The referred item was excluded of the Agenda for submission to this Board in the next opportunity, as indicated by the Financial area.

(4) The Board members expressed their favorable opinion to the Management’s Compensation Proposal for the Company’s Administrators, members of the Committees and of the Fiscal Council, for the year of 2021, and approved its submission to the Annual Shareholders’ Meeting, to be duly convened.

(5) The Board members expressed their favorable opinion to the proposal of the Company’s Long Term Incentive Plan, and approved its submission to the Extraordinary Shareholders’ Meeting, to be duly convened.

(6) The Board members expressed their favorable opinion to the proposal of the qualification of the Board of Directors’ independent members, according to the Sections 16 and 17 of the Novo Mercado Regulations of B3 S.A. - Brasil Bolsa, Balcão ("Novo Mercado Regulations" and “B3”), of the following candidates presented by the Company’s management to resolution at the Annual Shareholders’ Meeting, to be duly convened: (i) Gesner José de Oliveira Filho; (ii) Herculano Aníbal Alves; (iii) Nicandro Durante; and (iv) Flavia Maria Bittencourt.

2

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

February 25th, 2021

It be registered that the Board members expressed their understanding that the referred candidates attend the independence’s criteria provided for in the abovementioned legal provisions, after evaluation of the information contained in the Company’s Management Proposal and of the independence’s statement presented by them.

It is also recorded that Messrs. Nicandro Durante, Gesner José de Oliveira Filho, Herculano Aníbal Alves and Flavia Maria Bittencourt abstained from voting in relation to the analysis of their own qualifications as independent Board members.

(7) The Board members expressed their favorable opinion to the proposal of the Company’s By-laws amendment and consolidation, which aims to exclude the Section 57, due to the register of the Company in the Novo Mercado Regulations granted by B3, and to adjust the capital stock and number of shares issued by the Company, to reflect the variation in the number of shares resulting from the consummation of the Merger of TIM Participações S.A. into the Company, approved by this Board at its meeting held on September 28th, 2020, and approved its submission to the Extraordinary Shareholders’ Meeting, to be duly convened.

The adjustment abovementioned shall be reflected in the Section 5 of the Company’s By-laws, as per the wording below:

“SECTION 5º - The subscribed and fully-paid capital stock is of thirteen billion, four hundred and seventy-seven million, eight hundred and ninety thousand, five hundred and seven reais and fifty-five cents (R$13,477,890,507.55) divided into 2,420,804,398 (two billion, four hundred and twenty million, eight hundred and four thousand, three hundred and ninety-eight) common shares, all nominative, book-entry and with no-par value.”

(8) Approved the following Agenda for the Annual and Extraordinary Shareholders’ Meeting of the Company (“Meeting”) to be held on March 30th, 2021:

On Annual Shareholders’ Meeting:

(1) To resolve on the management’s report and the financial statements of the Company for the fiscal year ended on December 31st, 2020; (2) To resolve on the management’s proposal for the allocation of the results of the 2020 fiscal year and the distribution of dividends by the Company; (3) To resolve on the composition of

3

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

February 25th, 2021

the Board of Directors of the Company; (4) To resolve on the classification of the candidates for the positions of independent members of the Board of Directors according to the independence criteria of the Novo Mercado Regulations of B3 S.A. - Brasil Bolsa, Balcão ("Novo Mercado Regulations"); (5) To elect the members of the Board of Directors of the Company; (6) To resolve on the composition of the Fiscal Council of the Company; (7) To elect the effective and alternate members of the Fiscal Council; and (8) To resolve on the compensation proposal for the Company’s management, members of Committees and members of the Fiscal Council of the Company for the 2021 fiscal year.

On Extraordinary Shareholders’ Meeting:

(1) To resolve on the proposal for the extension of the Cooperation and Support Agreement, through the execution of its 14th amendment, to be entered into between Telecom Italia S.p.A., on the one hand, and the Company, on the other hand; (2) To resolve on the Company’s Long-Term Incentive Plan proposal; and (3) To resolve on the amendment and restatement of the Company’s By-laws.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), February 25th, 2021.

JAQUES HORN

Secretary

4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: February 25, 2021	By:	/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer and Investor Relations Officer